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          FORM 4                                        OMB APPROVAL
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[ ] Check his box if no longer              OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:          September 30, 1998
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).         hours per response...............0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person

    Doyle           Sean            M
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    (Last)         (First)       (Middle)

     7707 E. Acoma Dr. #109
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       (Street)

     Scottsdale     AZ            85260
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    (City         (State)         (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

    Waterchef, Inc. -- WTER
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3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)

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4.  Statement for Month/Year

    November -- 1997
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person to Issuer(check all applicable)

    [X] Director                          [ ] 10% Owner
    [X] Officer (give title below)        [ ] Other (specify below)

    Vice-President
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Table I -- Non-derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of   2. Trans- 3. Trans-  4. Securities Acquired (A) 5.Amount of   6. Ownership  7. Nature of
   Security      action    action     or Disposed of (D)        Securities     Form:         Indirect
   (Instr. 3)    Date      Code       (Instr. 3, 4 and 5)       Beneficially   Direct(D)     Beneficial
                (Month/   (Instr.8)         (A) or              Owned at End     or          Ownership
                Day Year)  Code V     Amount  (D)   Price       of Month       Indirect(I)   (Instr.4)
                                                               (Instr.3 and 4) (Instr.4)
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Common Stock*   1-29-1997   T        305,958   A    .10           305,958           D
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Common Stock*   1-29-1997   T        100,000   A    .10           100,000           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of        2. Conver-  3. Trans-  4. Transac-   5. Number of Deriv-
   Derivative         sion or     action     tion Code     ative Securities Ac-
   Security           Exercise    Date       (Instr. 8)    quired (A) or Dis-
   (Instr. 3)         Price of    (Month/                  posed of (D)
                      Deriv-      Day/                     (Instr. 3, 4, and 5)
                      ative       Year)      -----------------------------------
                      Security               Code   V       (A)             (D)
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 Stock Options         .10      8-26-1996     H           210,000
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6. Date Exer-      7. Title and Amount of    8. Price   9. Number      10.Owner-       11. Nature
   cisable and       Underlying Securities      of         of Deriv-      ship             of
  Expiration Date      (Instr. 3 and 4)         Deriv-     ative          Form of          Indirect
  (Month/Day/Year)                              ative      Securities     Derivative       Beneficial
  ----------------   ----------------------    Security    Beneficially   Security         Ownership
  Date      Expira-                 Amount or  (instr.5)   Owned at End   Direct(D)       (Instr.4)
  Exer-      tion        Title      Number of              of Month       or Indirect(I)
  cisable    Date                    Shares                Instr. 4)      (Instr.4)
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 8-26-2002  8-26-2002  Common Stock  210,000               210,000           D
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Explanation of Responses:
* The number of securities reported on table 1 and 2 reported after a 1 for 5 reverse stock split effective June 14, 1993.

                                /s/ Sean M. Doyle                    11/12/97
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                          **Signature of Reporting Person              Date
                                    Sean M. Doyle
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
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